Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Compass Minerals International, Inc. 2020 Incentive Award Plan, of our report dated November 29, 2023 (except for the effects of the restatement discussed in Note 1 and Note 23 to the consolidated financial statements included in the Company's 2023 Annual Report on Form 10-K/A, as to which the date is October 29, 2024, and except for the effects of the adoption of ASU 2023-07 included in Note 12 to the consolidated financial statements included in the Company's 2025 Annual Report on Form 10-K, as to which the date is December 11, 2025), with respect to the consolidated financial statements and schedule of Compass Minerals International, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri
August 27, 2026